EXHIBIT 12
CAPSTEAD MORTGAGE CORPORATION
COMPUTATION OF RATIO OF INCOME FROM CONTINUING OPERATIONS (BEFORE
FIXED CHARGES) TO COMBINED FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS
(In thousands, except ratios)
(Unaudited)
Computation of ratio of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends:

	Six Months
	Ended	Year Ended December 31
	June 30, 2006	2005	2004	2003	2002	2001
Income from continuing operations	$2,986	$17,195	$39,869	$58,666	$95,246	$106,276
Fixed charges	105,436	106,909	44,939	58,924	164,994	363,317

Income from continuing operations before fixed charges	$108,422	$124,104	$84,808	$117,590	$260,240	$469,593

Fixed charges	$105,436	$106,909	$44,939	$58,924	$164,994	$363,317
Preferred stock dividends	10,128	20,256	20,259	20,273	20,362	20,446

Combined fixed charges and preferred stock dividends	$115,564	$127,165	$65,198	$79,197	$185,356	$383,763

Ratio of income from continuing operations before fixed charges to combined fixed charges and preferred stock dividends	0.94:1	0.98:1	1.30:1	1.48:1	1.40:1	1.22:1